FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-270964-01

December 1, 2025

WESTERN MIDSTREAM OPERATING, LP

(the “Partnership”)

Pricing Term Sheet

	$600,000,000 4.800% Senior Notes due 2031	$600,000,000 5.500% Senior Notes due 2035

Issuer:	Western Midstream Operating, LP	Western Midstream Operating, LP

Security Type:	Senior Unsecured Notes	Senior Unsecured Notes

Legal Format:	SEC Registered	SEC Registered

Pricing Date:	December 1, 2025	December 1, 2025

Settlement Date (T+3):*	December 4, 2025	December 4, 2025

Net Proceeds Before Expenses:	$596,358,000	$592,530,000

Maturity Date:	March 1, 2031	December 15, 2035

Principal Amount:	$600,000,000	$600,000,000

Benchmark Treasury:	3.500% due November 30, 2030	4.000% due November 15, 2035

Benchmark Treasury Price / Yield:	99-07 / 3.673%	99-06+ / 4.098%

Spread to Benchmark Treasury:	T+113 bps	T+148 bps

Yield to Maturity:	4.803%	5.578%

Coupon:	4.800%	5.500%

Public Offering Price:	99.993% of the principal amount	99.405% of the principal amount

Optional Redemption:	Redeemable at any time before February 1, 2031 in an amount equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. Redeemable at any time on or after February 1, 2031 in an amount equal to the principal amount plus accrued and unpaid interest thereon to the redemption date.	Redeemable at any time before September 15, 2035 in an amount equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. Redeemable at any time on or after September 15, 2035 in an amount equal to the principal amount plus accrued and unpaid interest thereon to the redemption date.

Interest Payment Dates:	March 1 and September 1, beginning on March 1, 2026	June 15 and December 15, beginning on June 15, 2026

CUSIP / ISIN:	958667 AH0 / US958667AH04	958667 AJ6 / US958667AJ69

Expected Ratings (Moody’s / S&P / Fitch):**	Baa3 / BBB- / BBB-	Baa3 / BBB- / BBB-

Joint Book-Running Managers:

Wells Fargo Securities, LLC

Deutsche Bank Securities Inc.

Mizuho Securities USA LLC

SMBC Nikko Securities America, Inc.

Barclays Capital Inc.

BofA Securities, Inc.

Citigroup Global Markets Inc.

MUFG Securities Americas Inc.

PNC Capital Markets LLC

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

RBC Capital Markets, LLC

Truist Securities, Inc.

Co-Managers:	Comerica Securities, Inc. Zions Direct, Inc.

*

It is expected that delivery of the notes in this offering will be made against payment therefor by purchasers in this offering on or about December 4, 2025, which is the third business day following the pricing date of the notes (such settlement cycle being referred to as T+3). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the business day before the settlement date should consult their own advisors.

**	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Partnership has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Partnership has filed with the SEC for more complete information about the Partnership and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the Partnership, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling: Wells Fargo Securities, LLC toll-free at 1-800-645-3751, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Mizuho Securities USA LLC toll-free at 1-866-271-7403, and SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.

This Term Sheet is qualified in its entirety by reference to the related preliminary prospectus supplement dated December 1, 2025 (the “Preliminary Prospectus Supplement”). The information in this Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.